UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                   SCHEDULE TO

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 5)
                                ----------------
                        WESTIN HOTELS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                              KALMIA INVESTORS, LLC
                       MERCED Partners Limited Partnership
                               Smithtown Bay, LLC
                         Global Capital Management, Inc.
                               John D. Brandenborg
                                 Michael J. Frey

                                (Name of Offeror)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   960 377 109
                      (Cusip Number of Class Of Securities)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (888) 323-3757
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Offeror)

                                 With a copy to:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421

                                ----------------

                            CALCULATION OF FILING FEE

================================================================================

                     TRANSACTION VALUATION:*  $43,954,350.00
                     AMOUNT OF FILING FEE:         $3,555.91

================================================================================

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 79,917 UNITS AT A PURCHASE PRICE OF $550 PER UNIT OF LIMITED PARTNERSHIP INTEREST IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS $80.90 PER ONE MILLION DOLLARS OF THE VALUE OF SUCH UNITS.


|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filling.

                 Amount Previously Paid:  $3,555.91

                 Form or Registration No.: 5-54933

                 Filing Party:  Kalmia Investors, LLC

                 Date Filed:   July 24, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| Third-party tender offer subject to Rule 14d-1

|_| Issuer tender offer subject to Rule 13e-4

|_| Going-private transaction subject to Rule 13e-3

| | Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results
of the tender offer:                       |X|

================================================================================

This Amendment No. 5 amends the Tender Offer Statement on Schedule TO (which together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto and this Amendment No. 5 constitutes the "Tender Offer Statement") filed with the Securities and Exchange Commission on July 24, 2003, and relates to the offer by Kalmia Investors, LLC, a Delaware limited liability company ("Kalmia" or the "Purchaser"), and Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey, to purchase up to 79,917 units of limited partnership interest ("Units") of Westin Hotels Limited Partnership, a Delaware Limited Partnership (the "Partnership"), at $550 per Unit in cash, without interest thereon, less the amount of any distributions declared or paid on or after July 7, 2003, in respect of that Unit. upon the terms and conditions set forth in the Offer to Purchase, dated July 24, 2003, as amended on August 4, 2003 (the "Offer to Purchase"), and in the related Agreement of Sale and accompanying documents. Terms not otherwise defined herein shall have the meanings ascribed to them in the Tender Offer Statement and the Offer to Purchase.

This Amendment No. 5 is filed to reflect the issuance of a new press release on September 8, 2003 to make certain corrections to the press release issued September 2, 2003, and to replace Exhibit (a)(1)-10 with Exhibit (a)(1)-10 included herein. (See Exhibit (a)(1)-10 included herein).

The information set forth in the Offer to Purchase is incorporated in this Tender Offer Statement by reference, in answer to Items 1 through 11 of this Tender Offer Statement, except as otherwise set forth below.

ITEM 12.       EXHIBITS.

(a)(1)-1       Offer to Purchase, dated July 24, 2003, as amended on August 4,
               2003.*

(a)(1)-2       Agreement of Sale.*

(a)(1)-3       Cover Letter, dated July 24, 2003, from the Purchaser to
               Unitholders.*

(a)(1)-4       Summary Publication of Notice of Offer dated July 24, 2003.*

(a)(1)-5       Press Release of the Purchaser, dated July 29, 2003*


(a)(1)-6       Letter, dated July 29, 2003, from the Purchaser to Unitholders*

(a)(1)-7       Supplement No. 1 to Offer To Purchase For Cash*

(a)(1)-8 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of June 30, 2003 and March 31, 2003, of Merced Partners Limited Partnership*

(a)(1)-9       Letter, dated August 18, 2003, from the Purchaser to Unitholders*

(a)(1)-10      Press Release of the Purchaser, dated September 8, 2003

(a)            Not applicable.

(a)            Not applicable.

(a)            Not applicable.

(a)            Not applicable.

--------------------------------------------------------------------------------
*Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      KALMIA INVESTORS, LLC

                                         By:  Smithtown Bay, LLC
                                              Its Manager

                                         By:  Global Capital Management, Inc.
                                              Its Manager

                                         By:  /s/ Michael J. Frey
                                              -------------------
                                              Name: Michael J. Frey
                                              Title: Chief Executive Officer

                                         Dated: September 8, 2003

                                         SMITHTOWN BAY, LLC

                                         By:  Global Capital Management, Inc.
                                              Its Manager

                                         By:  /s/ Michael J. Frey
                                              -------------------
                                              Name: Michael J. Frey
                                              Title: Chief Executive Officer

                                         Dated: September 8, 2003

                                         MERCED PARTNERS LIMITED
                                         PARTNERSHIP

                                         By:  /s/ Michael J. Frey
                                              -------------------
                                              Name: Michael J. Frey
                                              Title: Chief Executive Officer

                                         Dated: September 8, 2003

                                         GLOBAL CAPITAL MANAGEMENT, INC.

                                         By:  /s/ Michael J. Frey
                                              -------------------
                                              Name: Michael J. Frey
                                              Title: Chief Executive Officer

                                         Dated: September 8, 2003

                                         MICHAEL J. FREY

                                         By:  /s/ Michael J. Frey
                                              -------------------

                                         Dated: September 8, 2003

                                         JOHN D. BRANDENBORG

                                         By:  /s/ John D. Brandenborg
                                              -----------------------

                                         Dated: September 8, 2003

                                  EXHIBIT INDEX

Exhibit
Number             Description                                         Page
-------            -----------------                                   -----

(a)(1)-1 Offer to Purchase, dated July 24, 2003, as amended on August 4, 2003*

(a)(1)-2           Agreement of Sale*

(a)(1)-3           Cover Letter, dated July 24, 2003, from the
                   Purchaser to Limited Partners*

(a)(1)-4           Summary Publication of Notice of Offer dated July
                   24, 2003*

(a)(1)-5           Press Release of the Purchaser, dated July 29,
                   2003*

(a)(1)-6 Letter, dated July 29, 2003, from the Purchaser to Unitholders*

(a)(1)-7           Supplement No. 1 to Offer To Purchase For Cash*

(a)(1)-8 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of June
                   30, 2003 and March 31, 2003 of Merced Partners Limited Partnership*

(a)(1)-9 Letter, dated August 18, 2003, from the Purchaser to Unitholders*

(a)(1)-10          Press Release of the Purchaser, dated September
                   8, 2003

(b)                Not applicable.

(d)                Not applicable.

(g)                Not applicable.

(h)                Not applicable.

---------------------------
*Previously filed.






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